November 30, 2011

To: Trustees of Amana Mutual Funds Trust and Saturna Investment Trust

Re: Proposed Fidelity Bond and D&O/E&O Annual Premium Allocations

From: Saturna Capital

Annually at the December meeting the Trustees must review and vote to continue Rule 17g-1 joint fidelity bond coverage. This memorandum discusses the ICI Mutual quote and proposed premium allocation amongst the insured parties.

The D&O/E&O limit remains at $3 million with a deductible of $300,000. Due to the Amana Trust's growth past $3.5 Billion in total assets during the preceeding year, the fidelity bond coverage was also increased intra-year from $2,610,000 to $2,810,000. The fidelity bond coverage was also increase for Saturna Investment Trust from $600,000 to $750,000. The 17g-1 AUM limits for each entity given the current coverage are shown in Table 1 below.

As a result of the $750,000 in fideltiy bond coverage, the premium has increased $1,695 from $21,000 last year to $22,695. The parties have historically allocated the premium according to the proportion of each insured's required coverage to the total bond coverage. Using this method, the bond premium allocation is show below in Table 1.

The D&O/E&O premium has decreased slightly from 105,000 last year to $104,040. The allocation applies an approximately 17% discount to quoted premiums received from ICI Mutual for individual policies of appropriate size for each entity. The individually quoted policy sizes were $3 million for Amana, and $1 million for each of Saturna Investment Trust and Saturna Capital, including its subsidiaries, Saturna Brokerage Services and Saturna Trust Company. The D&O/E&O allocation is show below in Table 2.

We have indicated acceptance of the policies, subject to your ratification of payment at this meeting. Attatched is a letter from ICI Mutual discussing the indvidual D&O/E&O policy quote and confirming that the total premium for the bond and policy coverage allocated to each investment company is less than the premium such company would have to pay if it purchased separate policies.

Table 1. Fidelity Bond Premium Allocation
Insured	17(g)-1 AUM Limit	Coverage Requirement	Percentage of Total Bond	Bond Premium*
Amana Mutual Funds Trust	$4 Billion	$2,100,000	66.46%	$15,082
Saturna Investment Trust	$500 Million	$750,000	23.73%	$5,386
Saturna Capital		$250,000	7.91%	$1,795
Saturna Brokerage		$60,000	1.90%	$431
		$3,160,000	100.00%	$22,695

Table 2. D&O/E&O Policy Premium Allocation
Insured	Individual Policy Limit	Individual Policy Quote	Joint Policy Discount (~18%)	Policy Premium
Amana Mutual Funds Trust	$3,000,000	$70,500	$12,009	$58,491
Saturna Investment Trust	$1,000,000	$22,900	$3,901	$18,999
Saturna Capital	$1,000,000	$32,000	$5,451	$26,549
		$125,400	$21,360	$104,040

*Total dues will differ slightly from amount shown as premiums do not include taxes or offsets from ICI Mutual dividends